900-688 West Hastings Street Vancouver, BC V6B 1P1 Canada	T 604 688 9427 F 604 688 9426 E veris@verisgold.com

August 14, 2014

John Reynolds

Assistant Director

Securities and Exchange Commission

100 F Street N.E., Stop 7010

Washington, D.C. 20549

Re:          Veris Gold Corp.

Form 20-F for the Fiscal Year Ended December 31, 2013

Filed May 7, 2014

File No. 000-52699

Dear Mr. Reynolds:

We are submitting this response to your letter dated August 11, 2014 with respect to your comments on the Veris Gold Corp (the Company) Annual Report on Form 20-F for the year ended December 31, 2013. We understand and appreciate that the purpose of your review is to assist us in our compliance with applicable disclosure requirements and enhance the overall disclosures in our filings. We intend to file a response by September 5, 2014.

Sincerely,

/s/ Shaun Heinrichs

Shaun Heinrichs

Chief Financial Officer

Veris Gold Corp.

verisgold.com